

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 20, 2010

Michael B. Moneymaker
Executive Vice President and Chief Financial Officer
NTELOS Holdings Corp.
401 Spring Lane, Suite 300
PO Box 1990
Waynesboro, VA 22980

      RE: NTELOS Holdings Corp.
              Form 10-K for the year ended December 31, 2009
              Filed February 26, 2010
              File No. 0-51798

Dear Mr. Moneymaker:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Larry Spirgel
                               Assistant Director